UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 18, 2021

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022

Please refer to the attached announcement for further information.

ENDS

Johannesburg
18 October 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite        +27 11 637 6388/+27 83 301 2481        cnthite@anglogoldashanti.com
Julie Bain        +27 66 364 0038                 jbain@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors
Sabrina Brockman    +1 646 880 4526/ +1 646 379 2555        sbrockman@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com
Fundisa Mgidi        +27 11 6376763 / +27 82 821 5322        fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022
AngloGold Ashanti Holdings plc (the “Offeror”), a company incorporated under the laws of the Isle of Man, announces today an offer to purchase any and all of its outstanding U.S.$750,000,000 5.125% notes due 2022 (the “Securities”), issued by the Offeror and guaranteed by AngloGold Ashanti Limited (“AGA”), a company incorporated under the laws of the Republic of South Africa, for cash (the “Offer”). The terms and conditions of the Offer are described in an offer to purchase dated October 18, 2021 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.
Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offer.
The following table sets forth certain information relating to pricing for the Offer.

Title of Security	ISIN / CUSIP	Principal Amount Outstanding	Maturity Date	U.S. Treasury Reference Security	Fixed Spread* (basis points)	Bloomberg Reference Page	Amount subject to the Offer
5.125% notes due 2022	US03512TAC53 / 03512TAC5	U.S.$750,000,000	August 1, 2022	0.125% due July 31, 2022	50	FIT T/0-1	Any and all

______________
*The Fixed Spread is equivalent to the spread in the “Optional Redemption” provision under the Securities.
Purpose of the Offer
The Offeror is making the Offer to refinance a portion of its existing debt. The Offer, together with the proposed offering of a new series of debt securities, is intended to extend the Offeror’s debt maturity profile. Securities purchased in the Offer are expected to be retired and canceled.
If the Financing Condition (as defined below) is satisfied, the Offeror intends to redeem any remaining outstanding Securities, which have not been validly tendered and accepted for payment in the Offer (the “Post-Closing Redemption”), pursuant to the make-whole redemption feature of the Securities and otherwise in accordance with the terms and conditions thereof. The Offeror notes that the spread used to calculate the make-whole redemption price would be the same as the Fixed Spread pursuant to the Offer. However, the Offeror is not obligated to do so and may decide not to redeem any Securities or redeem a lower principal amount of Securities. This announcement is not a notice of redemption for the Securities.
The Offer
The Offeror will pay a Purchase Price per U.S.$1,000 principal amount of Securities validly tendered and not validly withdrawn prior to the Expiration Deadline (including those validly tendered in accordance with the Guaranteed Delivery Procedures) calculated as described in the Offer to Purchase in a manner intended to result in a yield to the maturity date as of the Settlement Date equal to the sum of:
•the yield to maturity on the Reference Treasury Security based on the bid-side price of the Reference Treasury Security as reported on the Bloomberg Reference Page specified above as measured at the Price Determination Time; and
•the Fixed Spread.
In addition to the payment of the Purchase Price, each Holder whose Securities are validly tendered and delivered (and not validly withdrawn) (including those validly tendered in accordance with the Guaranteed Delivery Procedures) and accepted for purchase will also be paid Accrued Interest equal to interest accrued and unpaid on the Securities from (and including) the immediately preceding interest payment date for the Securities to (but excluding) the Settlement Date.
Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date.
The Purchase Price and the Accrued Interest for the Securities validly tendered (and not validly withdrawn) in the Offer will be paid on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (subject to the right of the Offeror to extend the Expiration Deadline and delay the acceptance of Tender Instructions as set out in the Offer to Purchase).
If a Holder tenders less than the full amount of its holding of Securities, Tender Instructions must be submitted in respect of a principal amount of Securities of no less than the Minimum Denomination and, unless otherwise specified in the Offer to Purchase, may be submitted in respect of integral multiples of U.S.$1,000 above such Minimum Denomination. The “Minimum Denomination” is U.S.$1,000.
The Offer is not conditioned on any minimum amount of Securities being tendered. The Offeror’s obligation to accept and pay for Securities in the Offer is, however, subject to the satisfaction or waiver of the General Conditions and the condition that the Offeror shall have completed prior to the Expiration Deadline an offering of debt securities in an aggregate principal amount of at least U.S.$750,000,000 (the “Financing Condition”), contained in the Offer to Purchase. Subject to applicable securities laws and the terms and conditions set forth in the Offer to Purchase, the Offeror reserves the right, with respect to the Offer made by it, (i) to waive or modify in whole or in part any and all conditions to the Offer, (ii) to extend the Withdrawal Deadline and/or the Expiration Deadline, (iii) to modify or terminate the Offer or (iv) to otherwise amend the Offer in any respect.
Announcements in connection with the Offer will be made by issuing a press release to a widely disseminated news or wire service. Copies of all announcements, notices and press releases will be available from the Information & Tender Agent. All documentation relating to the Offer, together with any updates, will also be available on the Offer Website www.dfking.com/anglogold operated by the Information & Tender Agent for the purpose of the Offer.
A tender of Securities for purchase pursuant to the Offer should be made by the submission of a valid Tender Instruction. If any Holder wishes to tender its Securities but such Holder cannot comply with the procedures for the submission of a valid Tender Instruction prior to the Expiration Deadline, such Holder may tender its Securities according to the Guaranteed Delivery Procedures, as set out in the Offer to Purchase.

INDICATIVE TIMETABLE
The following table sets out the expected dates and times of the key events relating to the Offer. This is an indicative timetable and is subject to change.

Date and Time	Action
October 18, 2021	Commencement of the Offer

Offer to Purchase available from the Information & Tender Agent and on the Offer Website.
Offer announced through a press release to a recognized financial news service in the manner described under “Terms and Conditions of the Offer—Announcements” in the Offer to Purchase.

October 22, 2021, 10:00 a.m. (New York City time)	Price Determination Time
The Dealer Managers will calculate the Purchase Price in the manner described in the Offer to Purchase.
October 22, 2021, Promptly after the Price Determination Time	Announcement of Purchase Price

The Offeror will announce the Purchase Price by publication through a recognized financial news service in the manner described under “Terms and Conditions of the Offer—Announcements” in the Offer to Purchase.

October 22, 2021, 5:00 p.m. (New York City time)	Expiration Deadline
The last time and date for Holders to submit Tender Instructions (or, where applicable, Notices of Guaranteed Delivery) in order to be able to participate in the Offer and to be eligible to receive the Purchase Price and Accrued Interest on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable.
October 22, 2021, 5:00 p.m. (New York City time)	Withdrawal Deadline
Deadline for Holders to properly withdraw tenders of their Securities (or, where applicable, Notices of Guaranteed Delivery). If a tender of Securities (or, where applicable, a Notice of Guaranteed Delivery) is properly withdrawn, the Holder will not receive any consideration on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (unless that Holder validly re-tenders such Securities at or prior to the Expiration Deadline and the Securities are accepted by the Offeror).
October 25, 2021	Announcement of Results of the Offer
The Offeror expects to announce the aggregate principal amount of Securities to be accepted for purchase pursuant to the Offer (assuming that Securities tendered in accordance with the Guaranteed Delivery Procedures are validly delivered by the Guaranteed Delivery Deadline).
Expected to be October 25, 2021	Settlement Date
Settlement Date for Securities validly tendered and accepted for purchase by the Offeror, other than in the case of Securities validly tendered pursuant to the Guaranteed Delivery Procedures. Payment of the Purchase Price and any Accrued Interest in respect of any such Securities.

October 26, 2021, 5:00 p.m. (New York City time)	Guaranteed Delivery Deadline
The last time and date for Holders to validly deliver Securities in respect of which a Notice of Guaranteed Delivery was delivered at or prior to the Expiration Deadline.
Expected to be October 27, 2021	Guaranteed Delivery Settlement Date
Guaranteed Delivery Settlement Date for Securities validly tendered and accepted for purchase by the Offeror pursuant to the Guaranteed Delivery Procedures. Payment of the Purchase Price and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offer, subject to applicable securities laws and the terms set within the Offer to Purchase. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the Offer before the deadlines specified above.
Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offer.
FURTHER INFORMATION

Holders of Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery at www.dfking.com/anglogold.

Questions and requests for assistance in connection with the Offer may be directed to the Dealer Managers:

Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Attention: Liability Management Group Telephone: +44 (0) 20 3134 8515 Email: eu.lm@barclays.com	BNP Paribas 16 boulevard des Italiens 75009 Paris France Attention: Liability Management Telephone: +33 1 55 77 78 94 Email: liability.management@bnpparibas.com
J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom Attention: Liability Management Telephone: +44 207 595 8222 Email: em_europe_lm@jpmorgan.com,
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Attention: Liability Management Group
Telephone (London):
+44 207 996 5420
Telephone (U.S. Toll Free):
+1 888 292 0070
Telephone (U.S.):
+1 980 387 3907
Email: DG.LM-EMEA@bofa.com

Questions and requests for assistance in connection with the tender of Securities including requests for a copy of the Offer to Purchase may be directed to:

INFORMATION & TENDER AGENT
D.F. King

E-mail: anglogold@dfking.com
Offer Website: www.dfking.com/anglogold

In New York: 48 Wall Street New York, NY 10005 United States Banks and Brokers, Call Collect: +1 (212) 269-5550 All Others, Call Toll-Free: +1 (877) 783-5524	In London: 65 Gresham Street London EC2V 7NQ United Kingdom Tel: +44 20 7920 9700

NOTICE AND DISCLAIMER
Subject to applicable law, the Offeror or any of its affiliates may, at any time and from time to time, acquire Securities, other than pursuant to the Offer, through open market or privately negotiated transactions, through tender offers, exchange offers, redemptions (including the Post-Closing Redemption) or otherwise, or the Offeror may redeem Securities pursuant to their terms to the extent that such Securities then permit redemption. Any future purchases of Securities may be on the same terms or on terms that are more or less favorable to Holders of Securities than the terms of the Offer, and could be for cash or other consideration.
This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Securities in the Offer (or to validly withdraw any such tender). None of the Offeror, the Dealer Managers, the Information & Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offer.
Cautionary Statement
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AGA’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AGA’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AGA’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AGA’s annual report on Form 20-F for the year ended December 31, 2020, which has been filed with the United States Securities and Exchange Commission (the “SEC”), as well as the preliminary prospectus supplement dated October 18, 2021, which has also been filed with the SEC. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.
OFFER AND DISTRIBUTION RESTRICTIONS
This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Offeror, the Dealer Managers and the Information & Tender Agent to inform themselves about and to observe any such restrictions.
United Kingdom
The Offer to Purchase is only addressed to Holders where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the rules of the Financial Conduct Authority (“FCA”). Neither the Offer to Purchase nor any other related documents or materials are addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on them. Recipients of the Offer to Purchase and any other documents or materials relating to the Offer should note that the Offeror is acting on its own account in relation to the Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Offer.
This announcement, the Offer to Purchase and any other documents or materials relating to the Offer are not being made and such documents have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons outside the United Kingdom and to those persons in the United Kingdom falling within the definition of investment professionals (as defined by Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom they may otherwise lawfully be communicated under the Financial Promotion Order and should not be relied on or acted on in the United Kingdom by any other persons.
EEA
In the EEA, this announcement and the Offer will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors within the meaning of Article 2(e) of the Prospectus Regulation.
Neither this announcement nor the Offer to Purchase, nor any other documentation or material relating to the Offer, has been or will be submitted to a competent authority in the EEA for approval. Therefore, neither the Offer to Purchase nor any other documentation or material relating to the Offer qualifies as an approved prospectus as meant in Article 6 of the Prospectus Regulation.
Accordingly, in the EEA, the Offer may not be made by way of an “offer of securities to the public” within the meaning of Article 2(d) of the Prospectus Regulation and the Offer may not be promoted and is not being made to, any person in the EEA (with the exception of “qualified investors” within the meaning of Article 2(e) in conjunction with Article 1(4)(a) of the Prospectus Regulation). This announcement, the Offer to Purchase and any other documentation or materials relating to the Offer (including memoranda, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person.

With regard to the EEA, this announcement and the Offer to Purchase have been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in the EEA.
Belgium
None of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marches financiers) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and none of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and/or the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and/or Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.
France
This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the Autorité des marchés financiers.
Italy
None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to Italian laws and regulations.
The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.
Holders or beneficial owners of the Securities that are located in Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
South Africa
The communication of this announcement by the Offeror and any other documents or materials relating to the Offer should not be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature under the South African Financial Advisory and Intermediary Services Act, 37 of 2002 (as amended or re-enacted). The Offer is not being made to and does not constitute an “offer to the public” (as such term is defined in the South African Companies Act, 71 of 2008 (the “SA Companies Act”) and the Offer to Purchase is not, nor is it intended to constitute, a “registered prospectus” (as such term is defined in the SA Companies Act) prepared and registered under the SA Companies Act.

General
This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities. The Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. Please see the Offer to Purchase for certain important information on offer restrictions applicable to the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 18, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance